U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

[ X] Form 1O-K   [ ] Form 11-K   [ ] Form 10-Q  [ ] Form N-SAR

For Period Ended: December 31, 2002

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

____________________________________

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

__________________________

Part I - Registrant Information

Full Name of Registrant: METROPOLITAN HEALTH NETWORKS, INC.

Former Name if Applicable:

____________________________________

250 Australian Avenue South, Suite 400,

Address of Principal Executive Office (Street and Number)

West Palm Beach, Florida 33401

City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [Paragraph 23,047], the following should be completed.  (Check box, if appropriate)

[X]

(a)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

[  ]

(c)

The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III -  Narrative

State below in reasonable detail the reasons why the Form 1O-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

The Company could not complete the Form 10-KSB within the prescribed time because of additional time required by the Registrant's management to provide certain information to be included in the report.

Part IV - Other Information

(1)

Name and telephone number of person to contact in regard to this notification:

Michael M. Earley                                     (561)                    805-8500

(Name)

(Area Code)

(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X] Yes

[  ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes

[  ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is currently finalizing its results of operations for the fiscal year ended December 31, 2002.  For the first three quarters ended September 30, 2002, the Company reported a net loss of $5,612,340, as set forth in the Company’s Form 10-Q filed on November 14, 2002.  Including the effect of certain changes in estimates and additional accounts receivable charge off’s made in the fourth quarter, the Company expects to report a loss for 2002 of approximately $17,000,000.

As a result of the above, the Company anticipates that the changes in the Company’s results of operations from fiscal year 2001 to fiscal year 2002 will be significant.

     METROPOLITAN HEALTH NETWORKS, INC.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:

March 31, 2003

By: /s/ Michael M. Earley

Michael M. Earley, President